FINANCIAL INVESTORS TRUST
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 10, 2015

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Financial Investors Trust Amendment No. 1 to Registration Statement on Form N-14, filed June 10, 2015 1933 Act File No. 333-203448 1940 Act File No. 811-08194

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, Financial Investors Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to June 10, 2015, at 5:30 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call David Buhler at (720) 917-0864.

Very truly yours,

FINANCIAL INVESTORS TRUST

/s/ David T. Buhler_
By:  David T. Buhler
Title:  Secretary

ALPS DISTRIBUTORS, INC.

/s/ JEREMY O. MAY_
By:  Jeremy O. May
Title:  President